SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                       (Amendment No. 2 - Final Amendment)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            ELECTRIC LIGHTWAVE, INC.
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                              ELI ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                         CITIZENS COMMUNICATIONS COMPANY
                        (NAME OF FILING PERSON) (OFFEROR)

                COMMON STOCK, CLASS A, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 CUSIP 284895109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JERRY ELLIOTT
                         CITIZENS COMMUNICATIONS COMPANY
                                3 HIGH RIDGE PARK
                           STAMFORD, CONNECTICUT 06905
                                 (203) 614-5600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                              DAVID KROENLEIN, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1):   $8,098,059   Amount of Filing Fee(2): $745

(1) For purposes of calculating fee only. This calculation assumes the purchase of 11,568,656 shares of Class A common stock, par value $.01 per share (the "Shares"), of Electric Lightwave, Inc., at a purchase price of $0.70 per Share, net to the seller in cash. Such number of Shares assumes (i) 7,843,452 Shares outstanding (excluding Shares already held by Citizens Communications Company and its subsidiaries) as of March 31, 2002 and (ii) the exercise of up to 3,725,204 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, and Fee
     Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $745
     Form or Registration No.:   005-52625
     Filing Party:   Citizens Communications Company and ELI Acquisition, Inc.
     Date Filed:       May 20, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /    third-party tender offer subject to Rule 14d-1.
         /X/    issuer tender offer subject to Rule 13e-4.

         /X/    going-private transaction subject to Rule 13e-3.
         / /    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / X/

     ELI Acquisition, Inc., a Delaware corporation (the "Purchaser") and Citizens Communications Company ("Citizens"), a Delaware corporation, amend and supplement their Tender Offer Statement on Schedule TO and Schedule 13E-3, initially filed on May 20, 2002, as amended by Amendment No. 1 thereto (the "Schedule TO"), with respect to the Purchaser's offer to purchase (the "Offer") all of the issued and outstanding shares of Class A common stock of Electric Lightwave, Inc. ("ELI") that Citizens and its subsidiaries do not currently own (the "Shares"), as set forth in this Amendment No. 2. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEMS 8, 11 AND 13.

Items 8, 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     The Offer expired by its terms at midnight, New York City time, on Monday, June 17, 2002. Citizens estimates that 6,346,451 Shares, including guaranteed deliveries, were tendered. The tendered Shares combined with the Shares already owned by Citizens and its subsidiaries represent approximately 95.5% of the outstanding shares of ELI's Class A common stock. Citizens has accepted for payment all validly tendered Shares and will make prompt payment to the Depositary for the accepted shares. The full text of the press release issued by Citizens announcing the completion of the Offer is attached as Exhibit (a)(8) hereto and incorporated by reference herein.

ITEM 12.

     Item 12 of the Schedule TO is hereby amended by the addition of the following exhibit thereto:

         (a)(8)    Press Release issued by Citizens dated June 18, 2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           ELI ACQUISITION, INC.

                           By: /s/    Donald B. Armour
                               -----------------------------------------
                               Name:  Donald B. Armour
                               Title: Vice President and Secretary

                           CITIZENS COMMUNICATIONS COMPANY

                           By: /s/    Donald B. Armour
                               -----------------------------------------
                               Name:  Donald B. Armour
                               Title: Vice President, Finance and Treasurer


Date: June 18, 2002

                                  EXHIBIT INDEX



Exhibit                                  Description

(a)(8)          Press Release issued by Citizens dated June 18, 2002.

Exhibit (a)(8)
                                                   Citizens Communications
                                                   3 High Ridge Park
                                                   Stamford, CT  06905
                                                   203.614.5600
                                                   Web site: www.czn.net
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact:
Brigid Smith
Assistant Vice President
Corporate Communications
203.614.5042
bsmith@czn.com


                            CITIZENS COMPLETES OFFER
              FOR ELECTRIC LIGHTWAVE, INC. AND WILL REPAY BANK DEBT


STAMFORD, Conn., June 18, 2002 -- Citizens Communications Company (NYSE: CZN) today announced the successful completion of its cash tender offer at $0.70 per share for all of the outstanding publicly held Class A common shares of Electric Lightwave, Inc. ("ELI") that Citizens does not own. In addition, Citizens will prepay all $400 million outstanding under ELI's bank facility and cancel all commitments thereunder by the end of June, 2002.

The Offer expired by its terms at midnight, New York City time, on Monday, June 17, 2002. Citizens estimates that 6,346,451 Shares, including guaranteed deliveries, were tendered. The tendered Shares, combined with the Shares already owned by Citizens and its subsidiaries, represent approximately 95.5 percent of the outstanding shares of ELI's Class A common stock. Citizens has accepted for payment all validly tendered Shares and will make prompt payment to the Depositary for the accepted shares.

Citizens expects to complete a "short-form" merger in which ELI will become a wholly owned, not publicly traded subsidiary of Citizens. In the merger, each share of ELI common stock that was not tendered, other than shares owned by Citizens and its subsidiaries and stockholders validly exercising appraisal rights under Delaware law, will be converted into a right to receive $0.70 in cash without interest. Completion of the merger is expected by the end of June, 2002.

About Citizens Communications Company
Citizens Communications provides wireline communications services to 2.5 million telephone access lines in 24 states. It was the seventh largest local access telephone provider in the United States as of December 31, 2001. The company also provides competitive local exchange services in the West through Electric Lightwave, Inc. In addition, the company provides natural gas transmission and distribution and electric transmission and distribution to customers in Arizona, Hawaii and Vermont. The company plans to divest these utility operations to focus upon telecommunications. More information about Citizens can be found at www.czn.net.

                                      ###